
August 4, 2025

Jonathan Klamkin
Chief Executive Officer
Aeluma, Inc.
27 Castilian Drive
Goleta, California

> **Re: Aeluma, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2025**
> **File No. 333-289135**

Dear Jonathan Klamkin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing